Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Danny Hon, acting Chief Financial Officer for Spur Ventures Inc. certify that:

1.	I have reviewed the interim filings of Spur Ventures Inc. for the interim period ending June 30, 2004;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: August 27, 2004

"Danny Hon"
Danny Hon
Chief Financial Officer (Acting)